Consolidated Financial Statements
For the Years Ended December 31, 2018 and December 31, 2017

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Golden Star Resources Ltd. (the “Company”) and all information in this financial report are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, include management’s best estimates and judgments.
Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.
The Board carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with management and the auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

"Samuel T. Coetzer"                        "André van Niekerk "
Samuel T. Coetzer                        André van Niekerk
President and Chief Executive Officer                Executive Vice President and Chief Financial Officer

Toronto, Canada
February 19, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Star Resources Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Golden Star Resources Ltd. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive (loss)/income, cash flows and shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of
December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial
Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our
opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated
Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in notes 2 and 11 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2018.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial
Reporting on page 28 of the 2018 Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2019

We have served as the Company’s auditor since at least 1992. We have not been able to determine the specific year we began serving as auditor of the Company.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS)/INCOME
(Stated in thousands of U.S. dollars except shares and per share data)

	Notes	For the Years Ended December 31,
		2018	2017

Revenue	17	$273,017	$315,497
Cost of sales excluding depreciation and amortization	18	223,729	226,482
Depreciation and amortization		33,939	31,792
Mine operating margin		15,349	57,223

Other expenses/(income)
Exploration expense		2,959	1,871
General and administrative		16,428	25,090
Finance expense, net	19	18,072	8,485
Other income	20	(3,603)	(4,346)
Gain on fair value of financial instruments, net	5	(6,786)	(2,057)
Loss on conversion of 7% Convertible Debentures, net		—	165
(Loss)/income before tax		(11,721)	28,015
Deferred income tax expense/(recovery)	8	12,350	(12,944)
Net (loss)/income and comprehensive (loss)/income		$(24,071)	$40,959
Net (loss)/income attributable to non-controlling interest		(5,948)	2,188
Net (loss)/income attributable to Golden Star shareholders		$(18,123)	$38,771

Net (loss)/income per share attributable to Golden Star shareholders
Basic	16	$(0.21)	$0.52
Diluted	16	$(0.21)	$0.48
Weighted average shares outstanding-basic (millions)		84.3	74.7
Weighted average shares outstanding-diluted (millions)		84.3	88.2
The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)

		As of	As of
	Notes	December 31, 2018	December 31, 2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$96,507	$27,787
Accounts receivable		3,213	3,428
Inventories	6	35,196	50,653
Prepaids and other		5,291	5,014
Total Current Assets		140,207	86,882
RESTRICTED CASH		6,545	6,505
MINING INTERESTS	7	270,640	254,058
DEFERRED TAX ASSETS		595	12,944
Total Assets		$417,987	$360,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	9	$78,484	$94,623
Current portion of rehabilitation provisions	10	7,665	6,566
Current portion of deferred revenue	11	14,316	17,894
Current portion of long term debt	12	27,482	15,864
Current portion of other liability	15	6,410	13,498
Total Current Liabilities		134,357	148,445
REHABILITATION PROVISIONS	10	58,560	64,146
DEFERRED REVENUE	11	105,632	92,062
LONG TERM DEBT	12	73,224	79,741
DERIVATIVE LIABILITY	5	4,177	10,963
OTHER LIABILITY	15	—	6,786
Total Liabilities		375,950	402,143

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	13	908,035	783,167
CONTRIBUTED SURPLUS		37,258	35,284
DEFICIT		(831,283)	(794,180)
Shareholders' equity attributable to Golden Star shareholders		114,010	24,271
NON-CONTROLLING INTEREST		(71,973)	(66,025)
Total Equity/(Deficit)		42,037	(41,754)
Total Liabilities and Shareholders' Equity		$417,987	$360,389
The accompanying notes are an integral part of the consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

		For the Years Ended December 31,
	Notes	2018	2017

OPERATING ACTIVITIES:
Net (loss)/income		$(24,071)	$40,959
Reconciliation of net (loss)/income to net cash (used in)/provided by operating activities:
Depreciation and amortization		33,975	31,823
Share-based compensation	15	1,278	12,554
Deferred income tax expense/(recovery)	8	12,350	(12,944)
Gain on fair value of 7% Convertible Debentures embedded derivative	5	(6,786)	(2,095)
Recognition of deferred revenue	11	(13,738)	(14,156)
Proceeds from Royal Gold stream	11	—	10,000
Reclamation expenditures	10	(5,316)	(5,992)
Other	24	11,925	2,475
Changes in working capital	24	(17,172)	(7,448)
Net cash (used in)/provided by operating activities		(7,555)	55,176
INVESTING ACTIVITIES:
Additions to mining properties		(677)	(632)
Additions to plant and equipment		(95)	(649)
Additions to construction in progress		(44,163)	(67,591)
Proceeds from asset disposal		38	—
Change in accounts payable and deposits on mine equipment and material		(3,014)	1,103
Increase in restricted cash		(40)	(41)
Net cash used in investing activities		(47,951)	(67,810)
FINANCING ACTIVITIES:
Principal payments on debt	12	(15,607)	(2,198)
Proceeds from debt agreements	12	35,000	10,000
5% Convertible Debentures repayment		—	(13,611)
Royal Gold loan repayment	12	(20,000)	—
Shares issued, net		124,772	24,456
Exercise of options		61	10
Net cash provided by financing activities		124,226	18,657
Increase in cash and cash equivalents		68,720	6,023
Cash and cash equivalents, beginning of period		27,787	21,764
Cash and cash equivalents, end of period		$96,507	$27,787
See Note 24 for supplemental cash flow information.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)

	Number of Common Shares[1]	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at December 31, 2016	67,071,290	$746,542	$33,861	$(832,951)	$(68,213)	$(120,761)
Shares issued	8,161,900	35,682	—	—	—	35,682
Shares issued under DSUs	233,539	521	(521)	—	—	—
Shares issued under options	4,750	16	(6)	—	—	10
Shares issued under warrants	644,736	2,450	—	—	—	2,450
Options granted net of forfeitures	—	—	1,229	—	—	1,229
Deferred share units granted	—	—	387	—	—	387
Performance and restricted share units granted	—	—	334	—	—	334
Share issue costs	—	(2,044)	—	—	—	(2,044)
Net income	—	—	—	38,771	2,188	40,959
Balance at December 31, 2017	76,116,215	$783,167	$35,284	$(794,180)	$(66,025)	$(41,754)
Impact of adopting IFRS 15 on January 1, 2018 (see Note 3)	—	—	—	(18,980)	—	(18,980)
Balance at January 1, 2018 (restated)	76,116,215	$783,167	$35,284	$(813,160)	$(66,025)	$(60,734)
Shares issued (see Note 13)	32,642,100	125,672	—	—	—	125,672
Shares issued under DSUs	36,194	20	(165)	—	—	(145)
Shares issued under options	24,500	77	(16)	—	—	61
Options granted net of forfeitures	—	—	1,248	—	—	1,248
Deferred share units granted	—	—	565	—	—	565
Performance and restricted share units granted	—	—	342	—	—	342
Share issue costs	—	(901)	—	—	—	(901)
Net loss	—	—	—	(18,123)	(5,948)	(24,071)
Balance at December 31, 2018	108,819,009	$908,035	$37,258	$(831,283)	$(71,973)	$42,037

1 See Note 13 for share consolidation details.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE American (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach ("CIL") processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations, the Prestea open-pit mining operations and the Prestea underground mine ("Prestea") located near the town of Prestea, Ghana. We hold and manage interests in several gold exploration projects in Ghana and in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and with interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook – Accounting.
These consolidated financial statements were approved by the Board of Directors of the Company on February 19, 2019.
Basis of presentation
These consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3 below. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
These consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. SUMMARY OF ACCOUNTING POLICIES
Cash and cash equivalents
Cash includes cash deposits in any currency residing in chequing and sweep accounts. Cash equivalents consist of money market funds and other highly liquid investments purchased with maturities of three months or less. Investments with maturities greater than three months and up to one year are classified as short-term investments, while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and short-term investments are stated at amortized cost, which typically approximates market value.
Inventories
Inventory classifications include "stockpiled ore," "in-process inventory," "finished goods inventory" and "materials and supplies". The stated value of all production inventories include direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. General and administrative costs for corporate offices are not included in any inventories.
Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured by estimating the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.
In-process inventory represents material that is currently being treated in the processing plants to extract the contained gold and to transform it into a saleable product. The amount of gold in the in-process inventory is determined by assay and by measure of the quantities of the various gold-bearing materials in the recovery process. The in-process gold is valued at the average of the beginning inventory and the cost of material fed into the processing stream plus in-process conversion costs including applicable mine-site overheads, depreciation and amortization related to the processing facilities.
Finished goods inventory is saleable gold in the form of doré bars. Included in the costs are the direct costs of the mining and processing operations as well as direct mine-site overheads, amortization and depreciation.
Materials and supplies inventories consist mostly of equipment parts and other consumables required in the mining and ore processing activities.
All inventories are valued at the lower of average cost or net realizable value.
Property, plant and equipment
Property, plant and equipment assets, including machinery, processing equipment, mining equipment, mine site facilities, buildings, vehicles and expenditures that extend the life of such assets, are initially recorded at cost including acquisition and installation costs. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and accumulated impairment losses.
The costs of self-constructed assets include direct construction costs and direct overhead during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Depreciation for mobile equipment and other assets having estimated lives shorter than the estimated life of the ore reserves is calculated using the straight-line method at rates which depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives. Mobile mining equipment is amortized over a five year life. Assets, such as processing plants, power generators and buildings, which have an estimated life equal to or greater than the estimated life of the ore reserves, are amortized over the life of the proven and probable reserves of the associated mining property using a units-of-production amortization method, less their anticipated residual values, if any. The net book value of property, plant and equipment assets is charged against income if the mine site is abandoned and it is determined that the assets cannot be economically transferred to another project or sold.
The residual values, useful lives and method of depreciation of property, plant and equipment are reviewed at each reporting period end, and adjusted prospectively if appropriate.
Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net in the consolidated statement of operations.
Mining properties
Mining property assets, including property acquisition costs, tailings storage facilities, mine-site development and drilling costs where proven and probable reserves have previously been established, pre-production waste stripping, condemnation drilling, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead costs and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Mining property assets are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.
Underground mine development costs
Underground mine development costs include development costs to build new shafts, drifts and ramps that will enable the Company to physically access ore underground. The time over which the Company will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a units-of-production basis, whereby the denominator is estimated ounces of gold in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a units-of-production basis, whereby the denominator is the estimated ounces of gold in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.

Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of a qualifying asset are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Capitalized borrowing costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Other borrowing costs are recognized as an expense in the period in which they are incurred.
Impairment of long-lived assets
The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it against the asset's carrying amount. The recoverable amount is the higher of its fair value less cost of disposal ("FVLCD") and the asset's value in use ("VIU"). If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of operations.
In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset not already reflected in the estimates of future cash flows. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.
FVLCD is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based on the best estimates available to reflect the amount that could be received from an arm's length transaction.
Future cash flows are based on estimated quantities of gold and other recoverable metals, expected price of gold (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed engineered life-of-mine plans.
Numerous factors including, but not limited to, unexpected grade changes, gold recovery variances, shortages of equipment and consumables, and equipment failures could impact our ability to achieve forecasted production schedules from proven and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.
If an impairment loss reverses in a subsequent period, the carrying amount (post reversal) of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in the statement of operations in the period the reversals occur.
Material changes to any of the factors or assumptions discussed above could result in future asset impairments.
Rehabilitation provisions
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on a periodic basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, inflation rates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. Changes to the provision for reclamation and remediation obligations related to suspended mine operations are recognized in the consolidated statements of operations and comprehensive loss. The present value is determined based on current market assessments of the time value of money using discount rates based on the risk-free rate maturing approximating the timing of expected expenditures to be incurred, and adjusted for country related risks. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.
Deferred revenue
Until December 31, 2017, deferred revenue consists of payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement. As deliveries were made, the Company recorded a portion of the deferred revenue as sales, on a unit of production basis over the volume of gold expected to be delivered during the term of the streaming arrangement. The amount by which the deferred revenue balance was reduced and recognized into revenue was based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered was based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered under the Stream Arrangement over the life of the arrangement. This estimate is re-evaluated at each reporting period with any resulting changes in estimate reflected prospectively.
Prior to the adoption of IFRS 15 Revenue from Contracts with Customers, the Streaming Agreement was recorded as a contract for the future delivery of gold ounces at the contracted price. The upfront payments were accounted for as prepayments of yet-to-be delivered ounces under the contract and were recorded as deferred revenue. The initial term of the contract is 40 years and the deposit bears no interest.
On January 1, 2018, the Company adopted the requirements of IFRS 15. The Company elected to use the modified retrospective approach to initially adopt IFRS 15 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2018.
From January 1, 2018, deferred revenue consists of: 1) initial cash payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement as defined in Note 11, Deferred Revenue, and 2) a significant financing component of the Company’s Streaming Agreement. Deferred revenue is increased as interest expense is recognized based on the implicit interest rate of the discounted cash flows arising from the expected delivery of ounces under the Company’s Streaming Agreement.
The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Stream Agreement.
As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on an ongoing basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment each time there is a significant change in the underlying gold production profile of a mine. Should a change in the transaction price be necessary, a retroactive adjustment to revenue will be made in the period in which the change occurs, to reflect the updated production profile expected to be delivered under the Streaming Agreement.
Foreign currency transactions
The Company's presentation currency of its consolidated financial statements is the U.S. dollar, as is the functional currency of its operations. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into U.S. dollars at the exchange rate at the date that the fair value was determined. Income and expense items are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in net loss, except those arising on the translation of equity investments at fair value through other comprehensive income that are recorded in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rate in effect at the transaction date.
Income taxes
Income taxes comprise the provision for (or recovery of) taxes actually paid or payable (current taxes) and for deferred taxes.
Current taxes are based on taxable earnings in the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the respective jurisdictions.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are computed using enacted or substantially enacted income tax rates in effect when the temporary differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period of substantial enactment. The provision for or the recovery of deferred taxes is based on the changes in deferred tax assets and liabilities during the period.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.

Net income/(loss) per share
Basic income/(loss) per share of common stock is calculated by dividing income available to Golden Star's common shareholders by the weighted average number of common shares issued and outstanding during the period. In periods with earnings, the calculation of diluted net income per common share uses the treasury stock method to compute the dilutive effects of stock options, warrants, convertible debentures and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic income per share.
Revenue recognition
Until December 31, 2017, revenue from the sale of metal was recognized when the significant risks and rewards of ownership have passed to the purchaser. This occurs when the amount of revenue could be measured reliably, the metal had been delivered, title has passed to the buyer and it was probable that the economic benefits associated with the transaction will flow to the entity. Title and risk of ownership pass to the buyer on the day doré was shipped from the mine sites. On January 1, 2018, the Company adopted the requirements of IFRS 15, where revenue from the sale of metal is recognized when the Company transfers control over to a customer. There was no impact to the accounting of revenue from the sale of doré on adoption of IFRS 15. All of our spot sales of gold are transported to a South African gold refiner who locates a buyer and arranges for sale of our gold on the same day that the gold is shipped from the mine site. The sales price is based on the London P.M. fix on the day of shipment.
Revenue recognition for the Company’s Streaming Agreement is disclosed in the accounting policy for deferred revenue.
Share-based compensation
Under the Company's Fourth Amended and Restated 1997 Stock Option Plan, common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the consolidated statements of operations and comprehensive (loss)/income, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair value of the option at the time of grant, measured by reference to the fair value determined using a Black-Scholes valuation model, and is recognized over the vesting periods of the respective options on a graded basis. Consideration paid to the Company on exercise of options is credited to share capital.
Under the Company's Deferred Share Unit ("DSU") plan, DSUs may be granted to executive officers and directors. Compensation expense for such grants is recorded in the consolidated statements of operations and comprehensive (loss)/income with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair values at the time of grant and is recognized over the vesting periods of the respective DSUs. Upon exercise the Company's compensation committee may, at its discretion, issue cash, shares or a combination thereof.
Under the Company's Share Appreciation Rights ("SARs") plan allows SARs to be issued to executives, employees and directors. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period using a Black-Scholes model. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.
Under the Company's Performance Share Units ("PSU") plan, PSUs may be granted to executives, employees and non-employee directors. Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PSUs vest at the end of a three year performance. The cash award is determined by multiplying the number of units by the performance adjusting factor, which ranges from 0% to 200%. The performance factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the PSU plan. As the Company is required to settle these awards in cash, they are accounted for as liability awards with corresponding compensation expense recognized. Long term PSU liabilities are recognized on the balance sheet as Long Term Other Liability and the current portion is recorded as Other Liability.
Under the Company's 2017 performance and restricted share unit plan (the "2017 PRSU Plan"), performance share units ("2017 PSUs") and restricted share units ("2017 RSUs" and, together with the 2017 PSUs, the "Share Units") may be issued to any employee or officer of the Company or its designated affiliates. Share Units may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii).
Each PRSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PRSUs vest at the end of a three year performance period. The award is determined by multiplying the number of Share Units by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the 2017 PRSU Plan. As the Company has a practice of settling these awards in common shares, they are accounted for as equity awards with corresponding compensation expense recognized.

Leases
Leases that transfer substantially all of the benefits and risks of ownership to the Company are recorded as finance leases and classified as property, plant and equipment with a corresponding amount recorded with current and long-term debt. All other leases are classified as operating leases under which leasing costs are expensed in the period incurred. The Company will adopt IFRS 16, which was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. See Changes in accounting policies below.
Financial instruments
Until December 31, 2017, the Company recognized all financial assets initially at fair value and classifies them into one of the following three categories: fair value through profit or loss ("FVTPL"), available-for-sale ("AFS") or loans and receivables, as appropriate. The Company had not classified any of its financial assets as held to maturity.
From January 1, 2018, the Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or amortized cost, as appropriate. On adoption of IFRS 9 Financial Instruments, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company's financial assets.
The Company recognizes all financial liabilities initially at fair value and classifies them as either FVTPL or loans and borrowings, as appropriate. The Company has not classified any of its derivatives as hedging instruments in an effective hedge.
5% Convertible Debentures
The Company's 5% Convertible Debentures were considered financial instruments at FVTPL. The convertible debentures contained embedded derivatives that significantly modified the cash flows that otherwise would be required by the contract. The convertible debentures were recorded at fair value based on unadjusted quoted prices in active markets when available, otherwise by valuing the embedded derivative conversion feature and the debt component separately. The conversion feature was valued using a Black-Scholes model and the value of the debt was determined based on the present value of the future cash flows. Changes in fair value were recorded in the consolidated statement of operations. Upfront costs and fees related to the convertible debentures were recognized in the statement of operations as incurred and not deferred. The Company's 5% Convertible Debentures were fully settled during the year ended December 31, 2017.
Warrants
The Company's warrants were considered financial instruments at FVTPL. Prior to the holder exercising the warrants in full in 2017, the holder of the warrants had an option to request a cashless exercise. As a result, the warrants were classified as financial liability instruments and were recorded at fair value at each reporting period end using a Black-Scholes model. Warrant pricing models required the input of certain assumptions including price volatility and expected life. All warrants were exercised during the year ended December 31, 2017.
Derivatives
From time to time the Company may utilize foreign exchange and commodity price derivatives to manage exposure to fluctuations in foreign currency exchange rates and gold prices, respectively. The Company does not employ derivative financial instruments for trading purposes or for speculative purposes. Derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in the consolidated statement of operations. The Company did not have any foreign exchange derivatives outstanding at December 31, 2018.
7% Convertible Debentures embedded derivative
The Company's 7% Convertible Debentures embedded derivative is considered a financial instrument at FVTPL. The embedded derivative was recorded at fair value on the date of debt issuance. It is subsequently remeasured at fair value at each reporting date, and the changes in the fair value are recorded in the consolidated statement of operations. The fair value of the embedded derivative is determined using a convertible note valuation model, using assumptions based on market conditions existing at the reporting date.
Share capital
Common shares are classified as equity. Costs directly attributable to the issue of new shares or share options are shown in equity as a deduction, net of tax, from the gross proceeds.
Changes in accounting policies
The Company has adopted the following new and revised standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2 Share-based payments was amended to address (i) certain issues related to the accounting for cash settled awards, and (ii) the accounting for equity settled awards that include a "net settlement" feature in respect of employee withholding taxes effective for years beginning on or after January 1, 2018. There was no impact to the financial statements on adoption of this standard.
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model; and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. On adoption of this standard, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company's financial assets.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018. The impact of the initial adoption of IFRS 15 was $19.0 million. The adjustment was recorded as an increase to deferred revenue with a corresponding increase to opening deficit.
Standards, interpretations and amendments not yet effective
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company has completed an evaluation of the population of its contracts to ensure compliance with the new lease standard. The assessment has identified some contracts that will likely be capitalized under the new lease standard however the Company does not expect there to be a material impact on the financial statements upon adoption of IFRS 16 on January 1, 2019, which will be applied on a modified retrospective basis.
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. There is not expected to be any accounting impact to the financial statements on adoption of this standard.
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Inventory valuation
Inventories are recorded at the lower of average cost or net realizable value ("NRV"). The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured using estimates such as the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Timing and recovery of stockpiled ore can vary significantly from the estimates.
The net realizable value of materials and supplies is recorded based on the expected usage of the inventory items, salvage value and condition of the inventory items, all of which are based on management estimates and judgments.
Mineral reserves and resources
Determining mineral reserves and resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the ore deposits and mining conditions.
Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation and amortization of the related mining assets and the recognition of deferred revenue.

Units of production depreciation
The mineral properties and a large portion of the property, plant and equipment is depreciated/amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable mineral reserves. Changes in the estimated mineral reserves and resources will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation and amortization expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral reserve and resource estimates.
Carrying value of assets and impairment charges
The Company undertakes a review of its assets at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or cash-generating unit ("CGU") is made, which is considered to be the higher of its FVLCD and VIU. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, reserves and resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.
Rehabilitation provisions
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate as well as any other constructive obligations that exist. The liability represents management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is reassessed and remeasured at each reporting date.
Fair value of financial instruments, including embedded derivatives
Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
When measuring the fair value of an asset or liability, the Company uses observable market data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
Income taxes
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these tax estimates in light of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater that the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
Deferred revenue
Significant judgment is required in determining the appropriate accounting for the Streaming Agreement that has been entered into. Management has determined that based on the agreements reached that it assumes significant business risk associated with the timing and amount of ounces of gold being delivered. As such, the deposits received have been recorded as deferred revenue liabilities in the consolidated balance sheet. Deferred revenue is recognized as revenue based on the percentage of ounces delivered in the period over the total estimated ounces to be delivered over the life of the Streaming Agreement.
Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any gold sales during the development period are offset against the cost capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depreciation/amortization of capitalized costs for mining properties begins when operating levels intended by management has been reached.
There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following factors when making that judgement:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•	The completion of a reasonable period of testing of the mine properties;

•	The mine and/or mill has reached a pre-determined percentage of design capacity; and

•	The ability to sustain ongoing production of ore.
5. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at December 31, 2018 and December 31, 2017:

		December 31, 2018		December 31, 2017
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	4,177	4,177	10,963	10,963
There were no non-recurring fair value measurements of financial instruments as at December 31, 2018.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2018, there were no transfers between the levels of the fair value hierarchy.
Gain on fair value of financial instruments in the Statements of Operations and Comprehensive (Loss)/Income includes the following components:

	For the Years Ended December 31,
	2018	2017
Loss on fair value of 5% Convertible Debentures	$—	$317
Gain on fair value of warrants	—	(86)
Gain on warrant exercise	—	(193)
Gain on fair value of 7% Convertible Debentures embedded derivative	(6,786)	(2,095)
	$(6,786)	$(2,057)

The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at December 31, 2018 and December 31, 2017 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	December 31, 2018	December 31, 2017
Embedded derivative
Risk premium	5.0%	7.9%
Borrowing costs	10.0%	15.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	2.6	3.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the year ended December 31, 2018:

Fair value
Balance at December 31, 2017	$10,963
Gain on fair value of 7% Convertible Debentures embedded derivative	(6,786)
Balance at December 31, 2018	$4,177
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.2 million for the year ended December 31, 2018.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.2 million for the year ended December 31, 2018.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related gain in the Statement of Operations would decrease by $0.7 million for the year ended December 31, 2018.
6. INVENTORIES
Inventories include the following components:

	As of	As of
	December 31, 2018	December 31, 2017
Stockpiled ore	$6,613	$22,998
In-process ore	4,188	4,014
Materials and supplies	23,659	22,677
Finished goods	736	964
Total	$35,196	$50,653
The cost of inventories expensed for the year ended December 31, 2018 and 2017 was $209.4 million and $209.2 million, respectively.
Net realizable value adjustments of $2.8 million was recorded for stockpiled ore during the year ended December 31, 2018 (year ended December 31, 2017 - $3.5 million).
During the year ended December 31, 2018, a total of $2.8 million materials and supplies inventories were written off at Wassa. These are primarily related to open-pit mining equipment, materials and supplies as open-pit mining at Wassa was terminated in the first quarter of 2018. There were no write offs in the prior period.

7. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2016	461,438	746,657	131,409	1,339,504
Additions	649	632	63,072	64,353
Transfers	24,269	48,122	(72,391)	—
Capitalized interest	—	—	5,285	5,285
Change in rehabilitation provision estimate	—	3,022	—	3,022
Disposals and other	(7,142)	—	(452)	(7,594)
Balance at December 31, 2017	$479,214	$798,433	$126,923	$1,404,570
Additions	95	677	45,485	46,257
Transfers	16,516	127,902	(144,418)	—
Capitalized interest	—	—	579	579
Change in rehabilitation provision estimate	—	3,218	—	3,218
Disposals and other	(17,065)	—	—	(17,065)
Balance at December 31, 2018	$478,760	$930,230	$28,569	$1,437,559

Accumulated depreciation
As of December 31, 2016	431,698	692,789	—	1,124,487
Depreciation and amortization	12,385	20,431	—	32,816
Disposals and other	(6,791)	—	—	(6,791)
Balance at December 31, 2017	$437,292	$713,220	$—	$1,150,512
Depreciation and amortization	12,349	20,900	—	33,249
Disposals and other	(16,842)	—	—	(16,842)
Balance at December 31, 2018	$432,799	$734,120	$—	$1,166,919

Carrying amount
Balance at December 31, 2017	$41,922	$85,213	$126,923	$254,058
Balance at December 31, 2018	$45,961	$196,110	$28,569	$270,640
As at December 31, 2018, equipment under finance leases had net carrying amounts of $3.0 million (December 31, 2017 - $1.6 million). The total minimum lease payments are disclosed in Note 12 - Debt.
No depreciation is charged to construction in progress assets. For the year ended December 31, 2018, the general capitalization rate for borrowing costs was 7%. Commercial production was achieved February 1, 2018, therefore no capitalized interest was recorded since.
8. INCOME TAXES
We recognize deferred tax assets and liabilities based on the difference between the financial reporting and tax basis of assets and liabilities using the tax rates enacted or substantively enacted when the temporary differences are expected to reverse. Deferred tax assets are fully recognized when we conclude sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. These factors included, but not limited to, (a) historic and expected future levels of taxable income; (b) tax plans that affect whether tax assets can be realized; and (c) the nature, amount and expected timing of reversal of taxable temporary differences. Levels of future income are affected by market price of gold, forecasted future costs of production and quantities of proven and probable gold reserves.  If these factors or other circumstances changes, the Company records an adjustment to the recognition of deferred tax asset to reflect the Company’s latest assessment of the amount of deferred tax asset that is probable to be realized.

Our net deferred tax assets at December 31, 2018 and 2017 include the following components:

	As of	As of
	December 31, 2018	December 31, 2017
Deferred tax assets
Tax losses carried forward	$10,322	$17,773
Deductible temporary differences relating to provisions	5,995	4,821
Deferred tax liabilities
Mine property costs	15,723	9,650
Net deferred tax assets	$594	$12,944
The Company has recognized $0.6 million of net deferred tax assets as at December 31, 2018 following an assessment in the prior year of future profitability of the Company’s subsidiary Golden Star (Wassa) Limited and concluded the realization of the net deferred tax assets is probable.
The composition of our unrecognized deferred tax assets by tax jurisdiction is summarized as follows:

	As of	As of
	December 31, 2018	December 31, 2017
Deductible temporary differences
Canada	$8,844	$12,755
Ghana	31,509	44,232
	$40,353	$56,987

Tax losses
Canada	$50,718	$48,411
U.S.	175	311
Ghana	287,545	257,771
	$338,438	$306,493

Total unrecognized deferred tax assets
Canada	$59,562	$61,166
U.S.	175	311
Ghana	319,054	302,003
	$378,791	$363,480
The income tax expense/(recovery) includes the following components:

	For the years ended December 31,
	2018	2017
Current tax recovery
Current tax on net earnings	$12,350	$—
Deferred tax recovery
Recovery of previously unrecognized deferred tax assets	—	(12,944)
Income tax expense/(recovery)	$12,350	$(12,944)

A reconciliation of expected income tax on net (loss)/income before minority interest at statutory rates with the actual income tax expense/(recovery) is as follows:

	For the years ended December 31,
	2018	2017
Net (loss)/income before tax	$(11,721)	$28,015
Statutory tax rate	26.5%	26.5%
Tax benefit at statutory rate	$(3,106)	$7,424

Foreign tax rates	(15,562)	(10,629)
Other	132	74
Non taxable/deductible items	(676)	(20)
Change in unrecognized deferred tax assets due to exchange rates	3,427	(1,180)
Change in unrecognized deferred tax assets	28,135	(8,613)
Deferred income tax expense/(recovery)	$12,350	$(12,944)
 At December 31, 2018, the Company had a tax pool and loss carryovers expiring as follows:

	Canada	Ghana	Other
2019	$—	$33,488	$—
2020	—	109,841	—
2021	—	12,822
2026	8,115		—
2027	12,306	117,889	—
2028	11,106	—	—
2029	16,841	—	—
2030	15,052	—	—
2031	28,240	—	—
2032	13,670	—	—
2033	5,884	—	347
2034	—	—	364
2035	8,049	—	1
2036	13,123	—	120
2037	14,827
Indefinite	37,867	577,012	—
Total	$185,080	$851,052	$832
$821.6 million of the Ghana tax pool is usable against taxable income generated at Prestea, with the remaining amount totaling $29.5 million usable against taxable income generated at Wassa.
9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	December 31, 2018	December 31, 2017
Trade and other payables	$42,947	$44,048
Accrued liabilities	25,522	40,165
Payroll related liabilities	10,015	10,410
Total	$78,484	$94,623

10. REHABILITATION PROVISIONS
At December 31, 2018, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $73.5 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Beginning balance	$70,712	$77,382
Accretion of rehabilitation provisions	691	1,245
Changes in estimates	138	(1,923)
Cost of reclamation work performed	(5,316)	(5,992)
Balance at the end of the period	$66,225	$70,712

Current portion	$7,665	$6,566
Long term portion	58,560	64,146
Total	$66,225	$70,712
During the year ended December 31, 2018, the Company recorded an increase in estimate for Wassa of $1.0 million due to a revision in the timing of payments. At December 31, 2018, the rehabilitation provision for Wassa was $17.2 million (2017- $17.4 million). The Company expects the payments for reclamation to be incurred between 2019 and 2027.
During the year ended December 31, 2018, the Company recorded a decrease in estimate for Prestea of $0.8 million. The decrease is due to a $3.1 million reduction in expected reclamation costs relating to the refractory liability and a $2.3 million increase in the expected reclamation costs relating to the non-refractory operation. The reduction of $3.1 million was primarily a result of a reduction in water treatment liability from ongoing treatment and a negative water balance. The reduction was recorded as other income since the carrying value of the underlying refractory assets were $nil after suspension of its operation in 2015. At December 31, 2018, the rehabilitation provision for Prestea was $49.0 million (2017 - $53.3 million). The Company expects the payments for reclamation to be incurred between 2019 and 2028.
11. DEFERRED REVENUE
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD, a wholly-owned subsidiary of Royal Gold, Inc. ("RGI"). This Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15 million of streaming advance payment. The Streaming percentages were adjusted as follows to reflect the $15 million additional advance payment: From January 1, 2016, the Company will deliver 9.25% of gold production from Wassa and Prestea to RGLD at a cash purchase price of 20% of spot gold. From January 1, 2018, Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production from Wassa and Prestea at a cash purchase price of 30% of spot gold price will be delivered.
During the year ended December 31, 2018, the Company sold 23,692 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the year ended December 31, 2018 consisted of $6.0 million of cash payment proceeds and $13.7 million of deferred revenue recognized in the period (see Note 17). The Company has delivered a total of 78,461 ounces of gold to RGLD since the inception of the Streaming Agreement.

	For the Years Ended December 31,
	2018	2017
Beginning balance	$109,956	$114,112
Impact of adopting IFRS 15 on January 1, 2018 (see Note 3)	18,980	—
Deposits received	—	10,000
Deferred revenue recognized	(13,738)	(14,156)
Interest on financing component of deferred revenue	4,750	—
Balance at the end of the period	$119,948	$109,956

Current portion	$14,316	$17,894
Long term portion	105,632	92,062
Total	$119,948	$109,956
During the year ended December 31, 2018, the Company recognized $10.6 million deferred revenue, $3.1 million amortization of financing component, and $4.8 million interest on financing component of deferred revenue. Had the Company not adopted IFRS 15, deferred revenue recognized for the year ended December 31, 2018 would have been $13.7 million and there would have been no amortization of financing component or interest on financing component of deferred revenue.
12. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	December 31, 2018	December 31, 2017
Current debt:
Equipment financing credit facility	$—	$147
Finance leases	1,151	1,229
Ecobank Loan III	5,555	2,222
Ecobank Loan IV	4,000	—
Vendor agreement	16,776	12,266
Total current debt	$27,482	$15,864
Long term debt:
Finance leases	$532	$269
Ecobank Loan III	14,380	7,337
Ecobank Loan IV	13,700	—
7% Convertible Debentures	44,612	42,515
Royal Gold loan	—	18,817
Vendor agreement	—	10,803
Total long term debt	$73,224	$79,741

Current portion	$27,482	$15,864
Long term portion	73,224	79,741
Total	$100,706	$95,605
Equipment financing credit facility
Bogoso/Prestea and Wassa maintained an equipment financing facility with Caterpillar Financial Services Corporation, with Golden Star as the guarantor of all amounts borrowed. The facility provided credit financing for mining equipment at a fixed interest rate of 6.5%. Amounts drawn under this facility were repayable over a period of two to five years. Each outstanding equipment loan was secured by the title of the specific equipment purchased with the loan until the loan was repaid in full.

Finance leases
The Company financed mining equipment at Wassa and Bogoso/Prestea through equipment financing leases. These finance leases are payable in equal installments over a period of 60 months and have implicit interest rates of 6.9%. Each outstanding finance lease is secured by the title of the specific equipment purchased with the lease until the lease has been repaid in full.
During the year ended December 31, 2018, the Company entered into two financing lease agreements totaling $1.9 million for a period of 24 months.
Ecobank Loan III
On February 22, 2017, the Company through its subsidiary Golden Star (Wassa) Limited closed a $25 million secured Medium Term Loan Facility ("Ecobank Loan III") with Ecobank Ghana Limited. Ecobank Loan III has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, and certain machinery and equipment having a specified value. The interest rate on the loan is three month LIBOR plus 8%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Repayment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company had twelve months to drawdown the loan.
On January 24, 2018, the Company drew down $15.0 million of the Ecobank Loan III. The full $25.0 million has been drawn as at December 31, 2018.
Ecobank Loan IV
On June 28, 2018, the Company through its subsidiary Golden Star (Wassa) Limited closed a $20.0 million secured loan facility ("Ecobank Loan IV") with Ecobank Ghana Limited and used the facility to repay in full the $20.0 million Royal Gold loan. The loan is secured by, among other things, Wassa's existing plant, and certain machinery and equipment having a specified value. There are no prepayment penalties associated with Ecobank Loan IV and the loan is repayable within 60 months of initial drawdown. Repayment of principal commenced September 2018 and is thereafter payable quarterly in arrears. Interest is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum.
Royal Gold loan
In July 2015, the Company through its subsidiary Caystar Finance Co. closed a $20.0 million term loan with RGI and subsequently drew down $20.0 million of the facility. The loan has a term of 4 years and is secured by, among other things, assets of Wassa and Bogoso/Prestea. Interest is payable based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. Interest payments are to be made on the last business day of each fiscal quarter, commencing in the quarter which the funding occurred. The fair value of the loan is determined net of initial valuation of the warrants issued to RGI and financing fees incurred. Commencing June 30, 2017, the excess cash flow provision came into effect. No excess cash flow repayments were made.
For the year ended December 31, 2018, the interest rate was approximately 8% with a total of $0.8 million paid during the year. On June 28, 2018, the Company used Ecobank Loan IV to repay in full the $20.0 million Royal Gold loan.
7% Convertible Debentures
The 7% Convertible Debentures were issued on August 3, 2016, in the amount of $65.0 million due August 15, 2021. The Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures due June 1, 2017 to exchange $42.0 million principal amount of the outstanding 5% Convertible Debentures for an equal principal amount of 7% Convertible Debentures (the "Exchange"), with such principal amount being included in the issuance of the $65.0 million total aggregate principal amount of the 7% Convertible Debentures. The Company did not receive any cash proceeds from the Exchange. The 7% Convertible Debentures are governed by the terms of an indenture dated August 3, 2016, by and between the Company and The Bank of New York Mellon, as indenture trustee.
The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted. Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 at the option of the holder, and may be settled, at the Company's election, in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 222 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $4.50 per common share. The initial conversion rate is subject to adjustment upon the occurrence of certain events. If the 7% Convertible Debentures are converted before August 1, 2019, the Company will, in addition to the consideration payable with the conversion, be required to make a conversion make-whole payment in cash, common shares of the Company or a combination thereof, at the Company's election, equal to the present value of the remaining scheduled payments of interest that would have been made on the 7% Convertible Debentures converted had such debentures remained outstanding from the conversion date to August 1, 2019, subject to certain restrictions. The present value of the remaining scheduled interest payments will be computed using a discount rate equal to 2.0%.
Prior to August 15, 2019, the Company may not redeem the 7% Convertible Debentures except in the event of certain changes in applicable tax law. On or after August 15, 2019, the Company may redeem all or part of the outstanding 7% Convertible Debentures at the redemption price, only if the last reported sales price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of (1) 100% of the principal amount of the 7% Convertible Debentures to be redeemed, (2) any accrued and unpaid interest to, but excluding, the redemption date, and (3) a redemption make-whole payment, payable in cash, common shares of the Company or a combination thereof, at the Company's election, equal to the present value of the remaining scheduled payments of interest that would have been made on the 7% Convertible Debentures to be redeemed had such debentures remained outstanding from the redemption date to August 15, 2021 (excluding interest accrued to, but excluding, the redemption date, which is otherwise paid pursuant to the preceding clause (2)).
The conversion feature referred to above is an embedded derivative. The Company selected to bifurcate the conversion feature from the host instrument, thereby separating it from the debt component. The debt component is recorded at amortized cost, and the embedded derivative is accounted for at fair value. At August 3, 2016, the date of the debt issuance, the fair value of the embedded derivative was $12.3 million. At December 31, 2018, the fair value of the embedded derivative was $4.2 million (December 31, 2017 - $11.0 million). The revaluation gain of $6.8 million is recorded in the Statement of Operations (year ended December 31, 2017 - revaluation gain of $2.1 million). There were no conversions during the year (December 31, 2017 - gain on conversions of $2.1 million).
During the first quarter of 2017, a total of 1,889,110 shares were issued on conversion of $8.5 million principal amount of 7% Convertible Debentures. The Company recorded a net loss on conversions of $0.2 million. The Company also made make-whole interest payments of $1.4 million as a result of the conversions. There were no conversions during the rest of 2017. As at December 31, 2017, $51.5 million principal amount of 7% Convertible Debentures remained outstanding.
There were no conversions of the 7% Convertible Debentures during 2018, therefore, as at December 31, 2018, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	For the Years Ended December 31,
	2018	2017
Beginning balance	$42,515	$47,617
Conversions	—	(6,947)
Accretion of 7% Convertible Debentures discount	2,097	1,845
Balance at the end of the period	$44,612	$42,515
Vendor agreement
On May 4, 2016, the Company entered into an agreement with a significant account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company paid $12.0 million and deferred the payment of the remaining $24.5 million until January 2018, after which the outstanding balance will be repaid in equal installments over 24 months commencing on January 31, 2018. Interest of 7.5% will accrue and be payable beginning in January 2017. A $2.7 million gain was recognized in Other Income on remeasurement of the deferral during the second quarter of 2016.

Schedule of payments on outstanding debt as of December 31, 2018:

	Year ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Maturity
Finance leases
Principal	$1,151	$532	$—	$—	$—	2020
Interest	94	8	—	—	—

Ecobank Loan III
Principal	5,555	5,555	5,555	3,611	—	2022
Interest	1,739	1,189	632	101	—

Ecobank Loan IV
Principal	4,000	4,000	4,000	4,000	2,000	2023
Interest	1,645	1,250	847	448	74

7% Convertible Debentures
Principal	—	—	51,498	—	—	August 15, 2021
Interest	3,605	3,605	3,605	—	—

Vendor agreement
Principal	17,507	—	—	—	—	2019
Interest	1,072	—	—	—	—

Total principal	$28,213	$10,087	$61,053	$7,611	$2,000
Total interest	8,155	6,052	5,084	549	74
	$36,368	$16,139	$66,137	$8,160	$2,074
13. SHARE CAPITAL
During the year ended December 31, 2018, the Company consolidated the common shares of the Company on the basis of one post-consolidation common share for every five pre-consolidation common shares. The common shares of the Company began trading on a consolidation-adjusted basis on the TSX and the NYSE American when the markets opened on October 30, 2018.
All share data and equity-based compensation plans have been retroactively adjusted to give effect to the consolidation.

	Note	Number of Common Shares	Share Capital
Balance at December 31, 2016		67,071,290	$746,542
Bought deal		6,272,790	26,203
Conversion of 7% Convertible Debentures		1,889,110	9,479
Shares issued under DSUs		233,539	521
Shares issued under options		4,750	16
Shares issued under warrants		644,736	2,450
Share issue costs		—	(2,044)
Balance at December 31, 2017		76,116,215	$783,167
Private placement	a	32,642,100	125,672
Shares issued under DSUs		36,194	20
Shares issued under options		24,500	77
Share issue costs		—	(901)
Balance at December 31, 2018		108,819,009	$908,035

a.
On October 1, 2018, the Company completed a $125.7 million strategic investment with La Mancha Holding S.à r.l. ("La Mancha"), a Luxembourg-incorporated private gold investment company through a private placement. La Mancha was issued 32,642,100 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment.

14. COMMITMENTS AND CONTINGENCIES
Our commitments and contingencies include the following items:
Environmental bonding in Ghana
The Ghana Environmental Protection Agency ("EPA") requires environmental compliance bonds that provide assurance for environmental remediation at our Bogoso/Prestea and Wassa mining operations. To meet this requirement the Company has environmental bonds totaling $9.6 million and $8.1 million for Wassa and Bogoso/Prestea respectively, with a commercial bank in Ghana. These bonds are guaranteed by Golden Star Resources Ltd. There is also a cross guarantee between Wassa and Bogoso/Prestea. The Company also held cash deposits of $3.5 million and $3.0 million for each operation, which are recorded as restricted cash on the consolidated balance sheets.
Government of Ghana's rights to increase its participation
Under Act 703, the Government of Ghana has the right to acquire a special share in our Ghanaian subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree, and a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. A special share carries no voting rights and does not participate in dividends, profits or assets. If the Government of Ghana acquires a special share, it may require the Company to redeem the special share at any time for no consideration or for consideration determined by the Company. To date, the Government of Ghana has not sought to exercise any of these rights at our properties.
Royalties
Government of Ghana
The Government of Ghana receives a royalty equal to 5% of mineral revenues earned by Bogoso/Prestea and Wassa.
Dunkwa Properties
As part of the acquisition of the Dunkwa properties in 2003, the Company agreed to pay the seller a net smelter return royalty on future gold production from the Mansiso and Asikuma properties. As per the acquisition agreement, there will be no royalty due on the first 200,000 ounces produced from Mampon which is located on the Asikuma property. The amount of the royalty is based on a sliding scale which ranges from 2% of net smelter return at gold prices at or below $300 per ounce and progressively increases to 3.5% for gold prices in excess of $400 per ounce. Since the ounces mined at Mampon were below the 200,000 ounces threshold, we are not required to pay a royalty on this property.

Operating leases and capital commitments
The Company is a party to certain contracts relating to operating leases, office rent and capital commitments. Future minimum payments under these agreements as at December 31, 2018 are as follows:

Less than 1 year	$1,383
Between 1 and 5 years	183
More than 5 years	—
Total	$1,566
15. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive (Loss)/Income, are as follows:

	For the Years Ended December 31,
	2018	2017
Share options	$1,248	$1,229
Deferred share units	565	387
Share appreciation rights	(502)	482
Performance share units	(33)	10,456
	$1,278	$12,554
Share options
On May 5, 2016, the Fourth Amended and Restated 1997 Stock Option Plan (the "Stock Option Plan") was approved by shareholders to (i) reserve an additional 2,000,000 common shares for the Stock Option Plan, thereby increasing the total number of common shares issuable from 5,000,000 common shares to 7,000,000 common shares under the Stock Option Plan; (ii) provide for the grant of "incentive stock options" (being stock options designated as "incentive stock options" in an option agreement and that are granted in accordance with the requirements of, and that conforms to the applicable provisions of, Section 422 of the Internal Revenue Code); and (iii) to make such other changes to update the provisions of the Stock Option Plan in light of current best practices. Options granted are non-assignable and are exercisable for a period of ten years or such other period as is stipulated in a stock option agreement between Golden Star and the optionee. Under the Plan, we may grant options to employees, consultants and directors of the Company or its subsidiaries for up to 7,000,000 shares, of which 1,917,767 are available for grant as of December 31, 2018 (December 31, 2017 - 2,114,517). The exercise price of each option is not less than the closing price of our shares on the Toronto Stock Exchange on the day prior to the date of grant. Options typically vest over periods ranging from immediately to four years from the date of grant. Vesting periods are determined at the discretion of the Compensation Committee.
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the year ended December 31, 2018 and 2017 were based on the weighted average assumptions noted in the following table:

	For the Years Ended December 31,
	2018	2017
Expected volatility	70.06%	73.70%
Risk-free interest rate	2.39%	1.86%
Expected lives	5.68 years	5.99 years
The weighted average fair value per option granted during the year ended December 31, 2018 was $2.82 CAD (year ended December 31, 2017 - $4.20 CAD). As at December 31, 2018, there was $0.6 million of share-based compensation expense (December 31, 2017 - $0.5 million) relating to the Company's share options to be recorded in future periods. For the year ended December 31, 2018, the Company recognized an expense of $1.2 million (year ended December 31, 2017 - $1.2 million).

A summary of option activity under the Company's Stock Option Plan during the years ended December 31, 2018 and 2017 is as follows:

	Options ('000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2016	3,223	6.45	5.7
Granted	470	6.40	9.7
Exercised	(5)	2.75	7.3
Forfeited	(128)	11.35	1.8
Expired	(234)	10.95	—
Outstanding as of December 31, 2017	3,326	5.93	5.9
Granted	642	4.61	9.2
Exercised	(25)	3.24	1.6
Forfeited	(116)	8.96	3.6
Expired	(329)	9.35	—
Outstanding as of December 31, 2018	3,498	5.28	6.3

Exercisable as of December 31, 2017	2,536	6.30	5.1
Exercisable as of December 31, 2018	2,664	5.42	5.5
The number of options outstanding by strike price as of December 31, 2018 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2018	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2018	Weighted-average exercise price
Range of exercise price (Cdn$)	('000)	(years)	(Cdn$)	('000)	(Cdn$)
1.50 to 2.50	604	6.1	1.90	604	1.90
2.51 to 3.50	534	7.1	2.81	405	2.82
3.51 to 4.50	581	4.9	4.35	581	4.35
4.51 to 5.50	689	9.1	4.63	205	4.68
5.51 to 7.50	487	7.7	6.48	266	6.46
7.51 to 10.50	378	2.9	9.50	378	9.50
10.51 to 17.65	225	1.9	14.92	225	14.92
	3,498	6.3	5.28	2,664	5.42
The number of options outstanding by strike price as of December 31, 2017 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2017	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2017	Weighted-average exercise price
Range of exercise price (Cdn$)	('000)	(years)	(Cdn$)	('000)	(Cdn$)
1.50 to 2.50	617	7.0	1.90	500	1.90
2.51 to 3.50	536	8.0	2.80	277	2.80
3.51 to 4.50	616	5.8	4.30	589	4.30
4.51 to 5.50	52	8.8	4.80	26	4.90
5.51 to 7.50	513	8.5	6.40	177	6.40
7.51 to 10.50	691	2.3	8.90	666	9.00
10.51 to 17.65	302	2.5	15.10	302	15.10
	3,326	5.9	5.93	2,536	6.30

Deferred share units ("DSUs")
The Company's Deferred Share Unit Plan (the “DSU Plan”) was adopted on March 9, 2011 and was amended and restated as of March 14, 2016 (the “Restatement Effective Date”). The DSU Plan has been implemented for directors and executive officers of the Company in order to (i) encourage the directors and executive officers of the Company to own Common Shares of the Company and to facilitate such Common Share ownership; and (ii) provide directors and executive officers of the Company with incentives in the form of deferred share units ("DSUs") in order to allow the Company to reduce its reliance on stock options and other long-term incentive plans for the same purposes, so as to conform with current best practices regarding directors’ and executive officers’ compensation. The DSU Plan is administered by the Compensation Committee. Pursuant to the DSU Plan, directors may elect to receive all or part of their retainer in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Compensation Committee may impose. The Compensation Committee may also grant to any director or executive officer, in each year, DSUs having a market value not greater than the total compensation payable to such director or executive officer for that year, including any salary or bonus but excluding any director’s retainer. The number of DSUs to be issued is determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of a Common Share (as reported by the NYSE American) for the 20 trading days immediately preceding the date the DSUs are awarded. The vesting schedule of the DSUs is determined at the discretion of the Compensation Committee, but generally in the case of DSUs granted to directors in lieu of director retainers, the DSUs vest immediately on the award date. DSUs otherwise awarded to directors and officers as part of total compensation payable generally vest one-third on each of the first three anniversaries of the award date.
At the election of the Compensation Committee in its sole discretion, each DSU granted after the Restatement Effective Date may be redeemed for: (a) cash payment equal to the market value of one Common Share on the date of redemption (the “Redemption Value”), after deduction of applicable taxes and other source deductions required by applicable laws; (b) such number of Common Shares purchased by the Company on the public market as have an aggregate market value equal to the Redemption Value; or (c) any combination of the foregoing, so long as the aggregate redemption price has a fair market value equal to the Redemption Value. In addition to the foregoing, the Compensation Committee in its sole discretion, may redeem DSUs granted prior to the Restatement Effective Date for Common Shares issued by the Company from treasury.
For the year ended December 31, 2018 , the DSUs that were granted vested immediately and a compensation expense of $0.6 million was recognized for these grants (year ended December 31, 2017 - $0.4 million). As of December 31, 2018, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the year ended December 31, 2018 and 2017:

	For the Years Ended December 31,
	2018	2017
Number of DSUs, beginning of period ('000)	1,018	1,146
Granted	150	105
Exercised	(82)	(233)
Number of DSUs, end of period ('000)	1,086	1,018
Share appreciation rights ("SARs")
On February 13, 2012, the Company adopted a Share Appreciation Rights ("SARs") Plan. The plan allows SARs to be issued to executives, employees and directors that vest after a period of three years. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period using a Black-Scholes model. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.
As of December 31, 2018, there was approximately $0.3 million of total unrecognized compensation cost related to unvested SARs (December 31, 2017 - $0.4 million). For the year ended December 31, 2018, the Company recognized a recovery of $0.5 million related to these cash settled awards (year ended December 31, 2017 - $0.5 million expense).

A summary of the SARs activity during the year ended December 31, 2018 and 2017:

	For the Years Ended December 31,
	2018	2017
Number of SARs, beginning of period ('000)	533	537
Granted	304	292
Exercised	(36)	(158)
Forfeited	(127)	(138)
Number of SARs, end of period ('000)	674	533
Performance share units ("PSUs")
On January 1, 2014, the Company adopted a Performance Share Unit ("PSU") Plan.  Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met.  The PSUs vest at the end of a three year performance period. The cash award is determined by multiplying the number of units by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the PSU Plan. As the Company is required to settle these awards in cash, they are accounted for as liability awards with corresponding compensation expense recognized.
For the year ended December 31, 2018, the Company recognized $0.4 million recovery related to PSU's (year ended December 31, 2017 - $10.1 million). As at December 31, 2018, the PSU liability of $6.4 million is recognized on the Balance Sheet as current portion of other liability.
A summary of the PSU activity during the year ended December 31, 2018 and 2017:

	For the Years Ended December 31,
	2018	2017
Number of PSUs, beginning of period ('000)	2,721	3,096
Settled	(1,548)	(375)
Number of PSUs, end of period ('000)	1,172	2,721
2017 Performance and restricted share units ("PRSUs")
On May 4, 2017, the Company adopted a 2017 performance and restricted share unit plan (the "2017 PRSU Plan"). Pursuant to the 2017 PRSU Plan, performance share units ("2017 PSUs") and restricted share units ("2017 RSUs" and, together with the 2017 PSUs, the "Share Units") may be issued to any employee or officer of the Company or its designated affiliates. Share Units may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii).
Each PRSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PRSUs vest at the end of a three year performance period. The award is determined by multiplying the number of Share Units by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies as listed in the 2017 PRSU Plan. As the Company has a practice of settling these awards in common shares, they are accounted for as equity awards with corresponding compensation expense recognized.
PRSUs are accounted for as equity awards with a corresponding compensation expense recognized. For the year ended December 31, 2018, the Company recognized $0.3 million expense (year ended December 31, 2017 - $0.3 million).

A summary of the PRSU activity during the year ended December 31, 2018 and 2017:

	For the Years Ended December 31,
	2018	2017
Number of PRSUs, beginning of period ('000)	339	—
Granted	480	339
Forfeited	(28)	—
Number of PRSUs, end of period ('000)	791	339
16. (LOSS)/INCOME PER COMMON SHARE
During the year ended December 31, 2018, the Company incurred a net loss therefore the shares for the period are not dilutive. The following table provides a reconciliation between basic and diluted (loss)/income per common share:

	For the Years Ended December 31,
	2018	2017
Net (loss)/income attributable to Golden Star shareholders	$(18,123)	$38,771
Adjustments:
Interest expense on 7% Convertible Debentures	—	3,657
Accretion of 7% Convertible Debentures discount	—	1,845
Gain on fair value of 7% Convertible Debentures embedded derivative	—	(2,095)
Diluted (loss)/income	$(18,123)	$42,178

Weighted average number of basic shares (millions) [1]	84.3	74.7
Dilutive securities:
Options	—	0.5
Deferred share units	—	1.1
Performance and restricted share units	—	0.3
7% Convertible Debentures	—	11.6
Weighted average number of diluted shares (millions)	84.3	88.2

(Loss)/income per share attributable to Golden Star shareholders:
Basic	$(0.21)	$0.52
Diluted	$(0.21)	$0.48
1 See Note 13 for share consolidation details.
17. REVENUE
Revenue includes the following components:

	For the Years Ended December 31,
	2018	2017
Revenue - Streaming Agreement
Cash payment proceeds	$6,036	$6,138
Deferred revenue recognized	13,738	14,156
	19,774	20,294
Revenue - Spot sales	253,243	295,203
Total revenue	$273,017	$315,497

18. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the Years Ended December 31,
	2018	2017
Contractors	$32,536	$41,297
Electricity	17,663	20,558
Fuel	7,347	11,137
Raw materials and consumables	41,910	51,996
Salaries and benefits	58,501	53,582
Transportation costs	1,751	2,116
General and administrative	9,490	7,695
Other	6,830	8,997
Mine operating expenses	$176,028	$197,378
Severance charges	14,858	9,232
Operating costs from metal inventory	12,886	167
Inventory net realizable value adjustment and write-off	5,655	2,410
Royalties	14,302	17,295
	$223,729	$226,482
19. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	For the Years Ended December 31,
	2018	2017
Interest income	$(559)	$(72)
Interest expense, net of capitalized interest (see Note 7)	13,281	6,039
Interest on financing component of deferred revenue (see Note 11)	4,750	—
Net foreign exchange gain	(91)	(172)
Accretion of rehabilitation provision	691	1,245
Conversion make-whole payment	—	1,445
	$18,072	$8,485
On February 1, 2018, Prestea Underground mine achieved commercial production, therefore no capitalized interest was recorded since.
20. OTHER INCOME
Other income includes the following components:

	For the Years Ended December 31,
	2018	2017
(Gain)/loss on disposal of assets	(305)	672
Gain on reduction of asset retirement obligations	(3,080)	(4,945)
Other income	(218)	(73)
	$(3,603)	$(4,346)

21. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the years ended December 31, 2018 and 2017 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	For the Years Ended December 31,
	2018	2017
Salaries, wages, and other benefits	$3,753	$2,800
Bonuses	1,052	787
Share-based compensation	1,965	7,487
	$6,770	$11,074
22. PRINCIPAL SUBSIDIARIES
The consolidated financial statements include the accounts of the Company and all of its subsidiaries at December 31, 2018. The principal operating subsidiaries are Wassa and Prestea, in which the Company has a 90% ownership interest in each.
Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts are disclosed on a 100% basis and disclosure for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.
Summarized statement of financial position

	Wassa		Prestea
	As of December 31,		As of December 31,
	2018	2017	2018	2017
Non-controlling interest percentage	10%	10%	10%	10%

Current assets	$129,656	$94,760	$13,633	$25,023
Current liabilities	150,404	160,725	1,152,156	1,058,732
	(20,748)	(65,965)	(1,138,523)	(1,033,709)
Non-current assets	141,262	138,416	134,090	131,245
Non-current liabilities	42,588	25,016	62,737	76,373
	98,674	113,400	71,353	54,872
Net assets/(liabilities)	77,926	47,435	(1,067,170)	(978,837)

Non-controlling interest	$15,605	$12,562	$(87,578)	$(78,587)
Summarized income statement

	Wassa		Prestea
	For the years ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
Revenue	$190,016	$156,908	$93,134	$138,295
Net income/(loss) and comprehensive income/(loss)	30,491	16,924	(88,332)	4,619

Summarized cash flows

	Wassa		Prestea
	For the years ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
Cash flows provided by/(used in) operating activities	57,897	27,486	(77,115)	3,505
Cash flows used in investing activities	(34,984)	(21,744)	(11,956)	(43,616)
Cash flows (used in)/provided by financing activities	(31,112)	7,468	85,581	42,078
23. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

For the Years Ended December 31,	Wassa	Prestea	Other	Corporate	Total
2018
Revenue	183,078	89,939	—	—	273,017
Mine operating expenses	86,916	89,112	—	—	176,028
Severance charges	4,970	9,888	—	—	14,858
Operating costs from metal inventory	7,184	5,702	—	—	12,886
Inventory net realizable value adjustment and write-off	3,684	1,971	—	—	5,655
Royalties	9,508	4,794	—	—	14,302
Cost of sales excluding depreciation and amortization	112,262	111,467	—	—	223,729
Depreciation and amortization	22,066	11,873	—	—	33,939
Mine operating margin/(loss)	48,750	(33,401)	—	—	15,349
Income tax expense	12,350	—	—	—	12,350
Net income/(loss) attributable to non-controlling interest	3,043	(8,991)	—	—	(5,948)
Net income/(loss) attributable to Golden Star	27,994	(25,351)	(8,543)	(12,223)	(18,123)

Capital expenditures	35,420	11,414	—	—	46,834

2017
Revenue	$167,376	$148,121	$—	$—	$315,497
Mine operating expenses	115,625	81,753	—	—	197,378
Severance charges	6,316	2,916	—	—	9,232
Operating costs from/(to) metal inventory	5,080	(4,913)	—	—	167
Inventory net realizable value adjustment and write-off	2,410	—	—	—	2,410
Royalties	8,652	8,643	—	—	17,295
Cost of sales excluding depreciation and amortization	138,083	88,399	—	—	226,482
Depreciation and amortization	20,052	11,740	—	—	31,792
Mine operating margin	9,241	47,982	—	—	57,223
Net income attributable to non-controlling interest	1,693	495	—	—	2,188
Net income/(loss) attributable to Golden Star	$17,644	$50,050	$(3,701)	$(25,222)	$38,771

Capital expenditures	$21,583	$48,055	$—	$—	$69,638

Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
December 31, 2018
Total assets	$181,446	$147,815	$898	$87,828	$417,987

December 31, 2017
Total assets	$195,180	$158,715	$4,257	$2,237	$360,389
Information about major customers
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for the sale of gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.
24. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended December 31, 2018 and 2017, there was no payment of income taxes. The Company paid $7.9 million of interest during the year ended December 31, 2018 (the year ended December 31, 2017 - $7.3 million).
Changes in working capital for the year ended December 31, 2018 and 2017 are as follows:

	For the Years Ended December 31,
	2018	2017
Decrease in accounts receivable	$215	$3,871
Decrease/(increase) in inventories	9,187	(7,684)
Increase in prepaids and other	(737)	(2,132)
Decrease in accounts payable and accrued liabilities	(25,837)	(1,503)
Total changes in working capital	$(17,172)	$(7,448)
Other includes the following components:

	For the Years Ended December 31,
	2018	2017
(Gain)/loss on disposal of assets	$(305)	$672
Inventory net realizable value adjustment and write-off	5,544	2,410
Loss on fair value of 5% Convertible Debentures	—	317
Gain on fair value of warrants	—	(86)
Loss/(gain) on fair value of marketable securities	175	(64)
Accretion of vendor agreement	731	731
Accretion of rehabilitation provisions (see Note 10)	691	1,245
Amortization of financing fees	1,322	378
Accretion of 7% Convertible Debentures discount	2,097	1,845
Gain on reduction of rehabilitation provisions	(3,080)	(4,945)
Loss on conversion of 7% Convertible Debentures, net	—	165
Gain on warrant exercise	—	(193)
Interest on financing component of deferred revenue (see Note 11)	4,750	—
	$11,925	$2,475

Reconciliation of debt arising from financing activities during the year ended December 31, 2018 and 2017:

	Equipment financing credit facility	Finance leases	Ecobank Loan III	Ecobank Loan IV	Vendor agreement	5% Convertible Debentures	7% Convertible Debentures	Royal Gold loan	Total
December 31, 2016	$1,119	$1,959	$—	$—	$22,338	$13,294	$47,617	$18,496	$104,823
Cash flows
Proceeds from debt agreements	—	—	10,000	—	—	—	—	—	10,000
Principal payments on debt	(972)	(1,226)	—	—	—	—	—	—	(2,198)
Fair value loss on the 5% Convertible Debentures	—	—	—	—	—	317	—	—	317
5% Convertible Debentures repayment	—	—	—	—	—	(13,611)	—	—	(13,611)
Non-cash changes
Capitalized loan fee	—	—	(499)	—	—	—	—	—	(499)
New lease	—	765	—	—	—	—	—	—	765
Conversion of 7% Convertible Debentures	—	—	—	—	—	—	(6,947)	—	(6,947)
Accretion of debt	—	—	58	—	731	—	1,845	321	2,955
December 31, 2017	$147	$1,498	$9,559	$—	$23,069	$—	$42,515	$18,817	$95,605
Cash flows
Proceeds from debt agreements	—	—	15,000	20,000	—	—	—	—	35,000
Principal payments on debt	(147)	(1,714)	(4,723)	(1,999)	(7,024)	—	—	—	(15,607)
Royal Gold loan repayment	—	—	—	—	—	—	—	(20,000)	(20,000)
Non-cash changes
Capitalized loan fee	—	—	—	(340)	—	—	—	—	(340)
New lease	—	1,899	—	—	—	—	—	—	1,899
Accretion of debt	—	—	99	39	731	—	2,097	1,183	4,149
December 31, 2018	$—	$1,683	$19,935	$17,700	$16,776	$—	$44,612	$—	$100,706
25. FINANCIAL RISK MANAGEMENT
Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates and commodity price fluctuations.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing monthly financial summaries, quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.
Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations, mineral reserves and resources and the price of gold.

The following table shows our contractual obligations as at December 31, 2018:

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities [1]	$84,894	$—	$—	$—	$84,894
Debt [2]	28,213	78,751	2,000	—	108,964
Interest on long term debt	8,155	11,685	74	—	19,914
Purchase obligations	13,762	—	—	—	13,762
Rehabilitation provisions [3]	7,665	27,908	26,283	11,613	73,469
Total	$142,689	$118,344	$28,357	$11,613	$301,003

[1]	Includes the current portion of the PSU liabilities of $6.4 million.

[2]
Includes the 7% Convertible Debentures maturing in August 2021, the finance leases and the vendor agreement. Golden Star may not redeem the 7% Convertible Debentures prior to August 15, 2019, except in the event of certain changes in applicable tax law. On or after August 15, 2019, the Company may redeem all or part of the outstanding 7% Convertible Debentures at the redemption price, only if the last reported sales price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 7% Convertible Debentures into common shares by the holders prior to the maturity date.

[3]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
As at December 31, 2018, the Company has current assets of $140.2 million compared to current liabilities of $134.4 million. As at December 31, 2018, the Company had a cash balance of $96.5 million.
The Company expects to meet its short-term financial needs through its cash on hand, cash flow from operations.
Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our 7% Convertible Debentures, vendor agreement and the outstanding loans under our equipment financing facility bear interest at a fixed rate and are not subject to changes in interest payments. The Ecobank Loan III interest rate is three month LIBOR plus 8%, per annum. Based on our current $20.3 million outstanding balance on Ecobank Loan III, a 100 basis points change in the three month LIBOR rate would result in a nominal change in interest expense. The Ecobank Loan IV interest rate is three month LIBOR plus a spread of 7.5% per annum. Based on our current $18.0 million outstanding balance on Ecobank Loan IV, a 100 basis points change in the three month LIBOR rate would result in a nominal change in interest expense. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.
Foreign currency exchange rate risk
Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.
Since our revenues are denominated in U.S. dollars and our operating units transact much of their business in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. However, certain purchases of labor, operating supplies and capital assets are denominated in Ghana cedis, euros, British pounds, Australian dollars, South African rand and Canadian dollars. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. In the past, we have entered into forward purchase contracts for South African rand, euros and other currencies to hedge expected purchase costs of capital assets. During 2018 and 2017, we had no currency related derivatives. At December 31, 2018 and December 31, 2017, we held $1.9 million and $3.8 million, respectively, of foreign currency.
Commodity price risk
Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. Based on our gold production in the year, a $100 per ounce change in gold price would result in approximately a $20.6 million and $19.6 million change in our sales revenues and operating cash flows, respectively. To reduce gold price volatility, we have at various times entered into gold price hedges. As at December 31, 2018, the Company did not have any outstanding gold price derivative contracts.

Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with liquid financial assets and derivatives. We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyer who settles promptly within two days of receipt of gold bullion.
26. CAPITAL RISK MANAGEMENT
The Company manages its capital in a manner that will allow it to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

	As of	As of
	December 31, 2018	December 31, 2017
Equity	$42,037	$(41,754)
Long-term debt	73,224	79,741
	$115,261	$37,987
Cash and cash equivalents	96,507	27,787
	$211,768	$65,774
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In doing so, the Company may issue new shares, restructure or issue new debt and acquire or dispose of assets.
In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's treasury policy specifies that cash is to be held in banks with a rating of A or higher by Moody's or Standard & Poor's. In addition, the Company's investment policy allows investment of surplus funds in permitted investments consisting of US treasury bills, notes and bonds, government sponsored agency debt obligations, corporate debt or municipal securities with credit rating of at least AA. All investments must have a maximum term to maturity of one year.